Weitzel Financial Services, Inc.
Dubuque, Iowa

Financial Statements and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5
Public

December 31, 2019







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 John F Kennedy Road Suite 103
(No. and Street)

Dubuque	IA	52002-2840
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Weitzel _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Weitzel Financial Services, Inc. _____ , as
of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



RAY A QUINT
Commission Number 710099
My Commission Expires:
05/22/2022

_____
Ray A. Quint
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Weitzel Financial Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Weitzel Financial Services, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Weitzel Financial Services, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Weitzel Financial Services, Inc.'s auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 24, 2020

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

Weitzel Financial Services, Inc.
Statement of Financial Condition
December 31, 2019

ASSETS

Current Assets

Cash and Cash Equivalents	$	91,770
Commissions Receivable		394,847
FINRA Holding Account		453
Prepaid		23,034
Total Current Assets		510,104

Property and Equipment

Leasehold Improvements		16,959
Equipment		17,760
Vehicles		162,631
Software		1,879
Total Property and Equipment		199,229
Less: Accumulated Depreciation		(123,115)
Net Property and Equipment		76,114

Other Assets

Right of Use Asset		334,495
Total Assets	$	920,713

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Current Portion Of Operating Lease Liability	$	89,489
Commissions Payable		30,512
Deferred Rental Income		3,010
Accrued Payroll		20,546
Accrued Compensated Absences		1,774
Total Current Liabilities		145,331

Long-Term Liabilities

Operating Lease Liability		246,068
Total Long-Term Liability		246,068
Total Liabilities	$	391,399

Stockholders' Equity

Common Stock, $10 Par Value, 1,000,000 Shares Authorized		
2,000 Shares Issued and Outstanding	$	20,000
Additional Paid-In Capital		46,192
Retained Earnings		463,122
Total Stockholders' Equity		529,314
Total Liabilities and Stockholders' Equity	$	920,713

The accompanying notes are an integral part of the financial statements.

Weitzel Financial Services, Inc.
Notes to Financial Statements
December 31, 2019

NOTE 1. Summary of Significant Accounting Policies

Organization and Nature of Operations

Weitzel Financial Services, Inc. (the Company) is a registered broker/dealer and a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company is registered with the Securities and Exchange Commission ("SEC").

The Company was originally formed as an Iowa domiciled corporation in October of 1969 for general business purposes under the name of Builders Development Corporation. Weitzel Financial Services, Inc. was established in August 1990. The Company has operated as a registered broker/dealer and independent insurance agency since January 1991 and has been offering investment advisory services since September 2017. The Company transacts business in mutual funds, annuities, and life products along with providing investment advisory services in financial planning and portfolio management.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to invest directly with the fund into which the customer is investing.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

NOTE 1. Summary of Significant Accounting Policies (Continued)

Commissions Receivable

Commissions receivable are uncollected obligations due from mutual fund and insurance companies under normal trade terms. Commissions receivable are recorded at an amount computed by multiplying the stated commission rate, set by the mutual fund or insurance company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on commissions receivable. Management believes that, based on industry practice and collection history, the commissions receivable balance at December 31, 2019, is collectable in full and accordingly, no allowance for doubtful accounts has been recorded.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation and amortization is computed primarily using the straight-line method over the estimated useful life of the assets which range from 3 to 10 years. Depreciation and amortization expense totaled $20,537 for the year ended December 31, 2019.

Expenditures for maintenance and repairs are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any related gain or loss is reflected in income for the period.

Right of Use Assets

Right of use assets are stated at the net present value of future minimum lease payments discounted at the Company's estimated incremental borrowing rate of 1.67%. Right of use assets are amortized over the lease term by the difference between the straight-line lease expense and the lease liability accretion.

Intangible Assets

Intangible assets are stated at cost and are amortized using the straight-line method over a period of 15 years. All intangible assets are fully amortized.

Impairments

Management reviews assets on an annual basis for possible impairment. Management considers assets to not be impaired and therefore has not recorded any impairment loss.

NOTE 1. Summary of Significant Accounting Policies (Continued)

Income Recognition

Revenue is divided into 3 categories: Mutual Funds Commission Revenue, Commission Revenue, and Other Income.

The Company generates two types of revenue in the Mutual Fund Commission Revenue and three types of revenue in the Commission Revenue. The categories are as follows: sales-based commission revenue that is recognized at the point of sale on the trade date, trailing commission revenue that is recognized over time as earned, and Registered Investment Advisor ("RIA") fees that are recognized over time as earned.

Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable. Registered Investment Advisor Fees are based on an individual agreement between the client and the firm. The fee for RIA Portfolio Management Fees and RIA Solicitor Fees are a designated percentage of the market value of the clients' investment holdings as of quarter end. As they are based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

NOTE 1. Summary of Significant Accounting Policies (Continued)

Income Recognition (Continued)

The following table represents our sales-based and trailing commission revenues disaggregated by product category for the year ended December 31, 2019:

Mutual Funds Commission Revenue		
Sales- Based	$	35,890
Trailing Revenue		206,103
Total Mutual Funds Commission Revenue	$	241,993
Commission Revenue		
Sales- Based		
Muni Fund Security	$	1,314
Variable Annuities		54,645
Insurance & Annuities		14,200
Total Sales- Based		70,159
Trailing Revenue		
Muni Fund Security		2,339
Variable Annuities		348,328
Total Trailing Revenue		350,667
RIA Fees		
Portfolio Management Fees		1,097,139
Solicitor Fees		22,213
Total RIA Fees		1,119,352
Total Commission Revenue	$	1,540,179

Weitzel Financial Services, Inc.
Notes to Financial Statements
December 31, 2019

NOTE 1. Summary of Significant Accounting Policies (Continued)

Recently Adopted Accounting Pronouncement

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2016-02, Leases ("ASU 2016-02"), which established a comprehensive lease standard under GAAP for virtually all industries. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases. This classification determines whether the lease expense is recognized based on the effective interest method or on a straight line basis over the term of the lease. A lessee is also required to recognize a right of use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. The new standard was applicable for annual periods beginning after December 15, 2018, including interim periods therein.

Management implemented the new standard and elected the modified retrospective transition method for adoption, which does not require us to restate prior year comparative periods. We have applied the package of practical expedients included in ASU 2016-02; accordingly, lease classification and initial direct costs for any leases that existed prior to adoption and management did not revisit whether any existing or expired contracts contained leases. The adoption of the new standard resulted in the recognition of right of use assets and operating lease liabilities as of January 1, 2019. The implementation of the new standard had no material impact on stockholders' equity on the statement of financial condition.

Subsequent Event

Management has evaluated subsequent events through February 24, 2020, the date the financial statements were available to be issued.

The Company's management paid a dividend of $150,000 on January 10, 2020.

NOTE 2. Advertising Costs

The Company's management has elected to expense advertising costs as they are incurred. Advertising costs were $360 for the year ended December 31, 2019.

NOTE 3. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. The Company operates in the Northeastern Iowa, Southwestern Wisconsin, and Northwestern Illinois areas. This demographic makes the Company dependent upon the respective regions' economic conditions.

NOTE 4. Simple IRA

The Company offers its employees a Simple IRA plan. Employees must earn at least $5,000 per year during any one preceding year and be expected to earn at least $5,000 in the current year to be eligible to participate in the plan. Employer and employee contributions are vested immediately. The Company will contribute 100 percent of the first 3 percent of compensation that employees contribute to the plan. The Simple IRA match was $12,195 for the year ended December 31, 2019.

NOTE 5. Income Taxes

Effective November 1, 2013, the Company elected to be taxed as an S Corporation, whereby income is reported to the stockholder's income tax return. As a result, no federal income tax provision is made by the Company.

NOTE 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 at December 31, 2019, and the ratio of aggregate indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2019, the Company had net capital of $357,697 which was $352,697 in excess of its required net capital of $5,000 and its aggregate indebtedness was $56,903. The Company's ratio of aggregated indebtedness to net capital was .16 to 1 at December 31, 2019.

NOTE 7. Supplemental Disclosure of Cash Flow Information

Right of use assets and lease liabilities recorded arising from operating lease activities totaled $372,637 for the year ended December 31, 2019.

Weitzel Financial Services, Inc.
Notes to Financial Statements
December 31, 2019

NOTE 8. Leases

In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective January 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use ("ROU") assets and liabilities for leases with a term of 12 months or less.

Adoption of this standard resulted in the recognition of operating lease right-of-use asset and corresponding lease liability, of $372,637 on the Statement of Financial Condition at the beginning of the respective leases. The standard did not materially impact operating results or net capital. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are included in Note 9.

NOTE 9. Lease Commitment

The Company has obligations as a lessee for office space and office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options. Since the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognize as variable costs when incurred.

Operating leases are included in ROU assets and lease liabilities, on the Statement of Financial Condition. This asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term or 12 months or less, are not recorded on the balance sheet.

The Company leases its office space under an operating agreement that expires July 2023.

NOTE 9. Lease Commitment (continued)

Other information related to leases at December 31, 2019:

Supplemental cash flow information:
  Cash paid for amounts included in the measurement of lease liabilities:
   Operating cash flow from operating leases $ 37,080

  ROU assets obtained in exchange for lease obligations:
   Operating Leases $372,637

  Reductions to ROU assets resulting from reductions to lease obligations:
   Operating Leases $(38,142)

Weighted average remaining lease term:
  Operating leases - 3.5 years

Weighted average discount rate:
  Operating leases - 1.67%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments. Maturities or lease liabilities for office space under a noncancelable operating lease as of December 31, 2019 is as follows:

Year Ended December 31,	Total
2020	$ 94,428
2021	96,117
2022	97,849
2023	57,675
Total undiscounted lease payments	$ 346,069
Less: Imputed interest	(10,512)
Total lease liabilities	$ 335,557

15

NOTE 9. Lease Commitment (continued)

The total expense for the year ended December 31, 2019 relating to the office lease was $40,117. Total rent expense for the year was $70,221 which included a short term office lease from January 1, 2019 – August 17, 2019 that did not fall under the new lease standards.

NOTE 10. Contingencies

The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.